SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 22 October 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)
Update in relation to Bank of Ireland's EU Restructuring Plan
22 October 2010

On the 15 July 2010, the European Commission approved under State Aid rules Bank of Ireland's Restructuring Plan.

Under the Restructuring Plan, Bank of Ireland has given commitments (including commitments to divest certain businesses) as set-out in the Circular posted to Bank of Ireland shareholders on 26 April 2010.

Bank of Ireland is implementing the Restructuring Plan and today announces the sale of Bank of Ireland Asset Management ("BIAM") to State Street Global Advisors for a cash consideration of c. €57 million.  The transaction is conditional, inter alia, upon the receipt of certain regulatory clearances including approval of the European Commission, and is expected to close in the coming months.

BIAM will continue to be an important provider of investment products to the Bank of Ireland Group and an important customer of Bank of Ireland Securities Services.

Ends

Notes:

BIAM is a leading provider of investment management solutions to Irish and international clients.  BIAM had assets under management of c. €26 billion as at 30 September 2010.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  22 October, 2010